As filed with the Securities and Exchange Commission on July 11, 2003

                                                              File No.
                                                                       ---------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            FORM SB-1 (Alternative 2)

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            HERITAGE MANAGEMENT, INC.
             (Exact name of registrant as specified in its charter)

    Nevada                              522200                    75-2877108
-----------------------------    -------------------------    ------------------
(State or jurisdiction of        (Primary Industrial          I.R.S. Employer
incorporation or organization)    Classification Code No.)    Identification No.

      1529 E. Interstate 30, Suite 104, Garland, Texas 75243 (972) 303-0907
     -----------------------------------------------------------------------
(Address, including the ZIP code & telephone number, including area code of Registrant's principal executive office)

                                 E. Lee Murdock
      1529 E. Interstate 30, Suite 104, Garland, Texas 75243 (972) 303-0907
     -----------------------------------------------------------------------
(Name, address, including zip code, and telephone number, including area code of agent for service)

      Copies to:                     Lamberth & Stewart, PLLC
      ---------                          Attorneys at Law
                              2840 Lincoln Plaza, 500 N. Akard Street
                                       Dallas, Texas 75201
                                         (214) 740-4270

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.



                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------------------
Title of Each           Amount       Proposed Maximum        Proposed            Amount of
Class of Securities     To be        Offering Price      Maximum Aggregate     Registration
to be Registered      Registered       Per Share (1)      Offering Price (1)       Fee
--------------------------------------------------------------------------------------------

Common stock,
$0.001 par value
Minimum                  240,000           $0.25              $  60,000            $ 17
Maximum                2,000,000           $0.25              $ 500,000            $139

--------------------------------------------------------------------------------------------
Total maximum          1,000,000           $0.50              $ 500,000            $269 (2)


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

(1) Estimated solely for the purpose of calculating the registration fee.
(2) Represents minimum fee.

                                                        INITIAL PUBLIC OFFERING
                                                                PROSPECTUS
                            HERITAGE MANAGEMENT, INC.

                Minimum of 240,000 shares of common stock, and a
                   Maximum of 2,000,000 shares of common stock
                                 $0.25 per share

         We are making a best efforts offering to sell common stock in our company. We provide a full service mortgage service and plan to offer an automated online mortgage application and approval process that can be accessed over the internet twenty four hours per day. The common stock will be sold by our sole officer and director, E. Lee Murdock. The offering price was determined arbitrarily and we will raise a minimum of $60,000 and a maximum of $500,000. The funds will be held by the Company, uncashed until the minimum amount is sold, at which time the funds will be released to the company and stock certificates issued. The offering will end on December 27, 2003 and should we not sell the minimum amount, the funds will promptly be returned to the investors and no interest will be paid on these funds.

The Offering:
                                 Minimum offering           Maximum offering
                              ----------------------     ----------------------
                              Per Share      Amount      Per Share      Amount
                              ---------     --------     ---------     --------
Public Offering Price . . .    $0.25        $ 60,000       $0.25       $500,000
Offering expenses              $0.07          16,769        0.02         33,769
                              ---------     --------     ---------     --------
Net proceeds                   $0.18        $ 43,231       $0.23       $466,231


There is currently no market for our shares and no market may ever develop for our shares.
                          ----------------------------

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                          -----------------------------


                     This Prospectus is dated July 11, 2003

                               PROSPECTUS SUMMARY

OUR COMPANY

         We were incorporated on June 12, 2000 in the State of Nevada and started Heritage Funding Corporation in the State of Texas on June 7, 2001. We are engaged in the processing of mortgage loans. To date we have processed over $20,000,000 of loans which has generated gross income to us in excess of $200,000. The funds from this offering will allow us to i) hire salespersons
(ii) develop a website for online loan application (iii) make our advertising broader (iv) make strategic marketing alliances, and (v) make agreements with other funding sources in order to increase revenue.

         As well as being a newly formed company, we:
o        are controlled by one individual;
o rely on our sole officer and director to manage the business, this offering and continuing operations to see us through to profitability;
o        have limited operating history; and
o operate in an industry with low barriers of entry which could add to our competition, and one in which there are many competitors already, many of which have much greater resources than we do.


THE OFFERING
                                                     Minimum            Maximum
                                                    ---------          ---------
Common shares offered                                 240,000          2,000,000
Common shares outstanding before this offering      3,350,000          3,350,000
                                                    ---------          ---------
Total shares outstanding after this offering        3,590,000          5,350,000


Officers, directors and their affiliates will not be able to purchase shares in this offering.


USE OF PROCEEDS

Most of the money you invest will represent proceeds to the company. We will use the proceeds from this offering to:
         o        pay expenses of this offering
         o        develop our website to offer more products and better service
         o        marketing and general working capital

                                  RISK FACTORS

         You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision.


WE ARE A RECENTLY FORMED COMPANY, FORMED IN THE STATE OF TEXAS ON JUNE 12, 2000,
WITH  LIMITED  ACTIVITY  AND  NEGLIGIBLE   INCOME  THAT  MAY  CONTINUE  FOR  THE
FORESEEABLE FUTURE.

We have not achieved profitability to the extent where there is sufficient profit to finance our planned growth and expect to have minimal income or incur net losses for the foreseeable future. We expect to incur significant operating expenses and, as a result, will need to generate significant revenues over and above our current revenue to achieve profitability, which may not occur. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future. If we are unable to achieve profitability, your investment in our common stock may decline or become worthless.

WE RELY ON OUR SOLE OFFICER FOR DECISIONS AND HE WILL RETAIN SUBSTANTIAL CONTROL OVER OUR BUSINESS AFTER THE OFFERING AND MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTEREST OF ALL STOCKHOLDERS.

Upon completion of this offering, our sole officer will, in the aggregate, beneficially own approximately 83.56% (or 56.07% maximum is sold) of the outstanding common stock. As a result, our sole officer will have the ability to control substantially all the matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. He will also control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to take control of us, even if the transaction would be beneficial to other stockholders. This in turn could materially cause the value of our stock to decline or become worthless.

WE MAY HAVE TO RAISE ADDITIONAL CAPITAL WHICH MAY NOT BE AVAILABLE OR MAY BE TOO COSTLY.

Our capital requirements are and will continue to be more than our operating income. We do not have sufficient cash to indefinitely sustain operating losses. Our potential profitability depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. We cannot assure you that we will be able to operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the funds raised in this offering will be sufficient to fund our planned growth for the year after we close on the offering. Thereafter, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We anticipate seeking additional financing through debt or equity offerings. We cannot assure you that additional financing will be available to us, or, if available, any financing will be on terms acceptable or favorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, additions to our product lines may be delayed and we otherwise may not be able to execute our business plan, all of which may have a material adverse effect on our operations; if this happens, the value of your investment will decline and may become worthless.

WE ARE DEPENDENT ON MORTGAGE LENDER RELATIONSHIPS TO APPROVE OUR BORROWERS AND IF WE LOSE THESE RELATIONSHIPS WITHOUT REPLACING THEM, OUR BUSINESS COULD DECLINE AND CAUSE YOUR INVESTMENT TO BECOME WORTHLESS.

We are dependent on four mortgage lender relationships to funds on mortgage loans since we act as a broker. These lenders are under no obligation to continue their relationships with us or make a loan to any potential borrower we present to them. Our reliance on this group of lenders makes our origination volume more susceptible to changes in the rates, services and products such lenders offer. The loss of our relationship with any of these lenders, or the failure of these lenders to offer competitive terms, could have a material adverse impact on our ability to attract borrowers and close loans which could cause the value of your investment to decline or become worthless.

IF THERE ARE INTERRUPTIONS OR DELAYS IN OBTAINING APPRAISAL, CREDIT REPORTING, TITLE SEARCHING AND OTHER UNDERWRITING SERVICES FROM THIRD PARTIES, WE MAY EXPERIENCE CUSTOMER DISSATISFACTION AND DIFFICULTIES CLOSING LOANS WHICH WOULD AFFECT OUR REVENUE AND THE VALUE OF YOUR INVESTMENT WOULD DECLINE OR BECOME WORTHLESS.

We rely on other companies to perform certain aspects of the loan underwriting process, including appraisals, credit reporting and title searches. If the provision of these ancillary services were interrupted or delayed, it could cause delays in processing and closing loans for our customers. The value of the service we offer and the ultimate success of our business are dependent on our ability to secure the timely provision of these ancillary services by the third parties with whom we have these relationships. If we are unsuccessful in securing the timely delivery of these ancillary services we will likely experience customer dissatisfaction and our revenue would suffer causing the value of your investment to decline or to become worthless.

IF INTEREST RATES RISE, DEMAND FOR MORTGAGES GENERALLY DECLINES WHICH IN TURN AFFECTS OUR REVENUE ADVERSELY AND WILL CAUSE YOUR INVESTMENT TO DECLINE IN VALUE.

The residential mortgage business depends upon the overall levels of sales and refinancing of residential real estate as well as on mortgage loan interest rates. An increase in interest rates, which is outside our control, could have a material adverse impact on our business. Rising interest rates discourage refinancing activities and generally reduce the number of home sales that occur. If interest rates should rise, our revenue could be adversely affected and the value of your investment will decline.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based our current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus.


                                    DILUTION

         If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering.

         The book value of our common stock as of June 30, 2003 was $51,268 or $0.01 per share. Projected book value per share is equal to our total assets, less total liabilities, divided by the number of shares of common stock outstanding.

         After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds (at an initial public offering price of $0.25 per share, after deducting estimated offering expenses), our projected book value as of June 30, 2003 would be approximately $94,499 or $0.03 per share, if the minimum is sold, and $517,499 or $0.10 per share, if the maximum is sold.

         This means that if you buy stock in this offering at $0.25 per share, you will pay substantially more than our current shareholders. The following represents your dilution:
o if the minimum of 240,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.25 to $0.03 per share and an immediate increase in book value per common share to our current stockholders.
o if the maximum of 2,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.25 to $0.10 per share and an immediate increase in book value per common share to our current stockholders.




The following table illustrates this per share dilution:
--------------------------------------------------------
                                                          Minimum       Maximum
Assumed initial public offering price                      $0.25         $0.25

Book value as of June 30, 2003                             $0.01         $0.01
Projected book value after this offering                   $0.03         $0.10
Increase attributable to new stockholders:                 $0.02         $0.09

Projected book value
    as of June 30, 2003 after this offering                $0.03         $0.10
Decrease to new stockholders                              ($0.22)       ($0.40)
Percentage dilution to new stockholders                     88 %          60 %

         The following table summarizes and shows on a projected basis as of June 30, 2003, the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:

MINIMUM OFFERING
----------------
                              Number                Percent                             Average
                            of shares              of shares             Amount         price per
                              owned                  owned                paid           share
----------------------------------------------------------------------------------------------------

Current
shareholders                3,350,000                93.3              $  50,000        $ 0.015

New investors                 240,000                 6.7              $  60,000        $ 0.50
                           -------------------------------------------------------------------------

Total                       3,590,000               100.0              $ 110,000

MAXIMUM OFFERING
----------------
                             Number                 Percent                             Average
                            of shares              of shares            Amount          price per
                              owned                  owned               paid            share
----------------------------------------------------------------------------------------------------
Current
shareholders                3,350,000                62.6              $  50,000        $ 0.015

New investors               2,000,000                37.4              $ 500,000        $ 0.50
                           -------------------------------------------------------------------------

Total                       5,350,000               100.0              $ 550,000




                              PLAN OF DISTRIBUTION

         The common stock is being sold on our behalf by our sole officer and director, who will receive no commission on such sales. All sales will be made by personal contact by our sole officer and director, E. Lee Murdock. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by Mr. Murdock, or introduced to Mr. Murdock and personally contacted by him or referred to him.

         The money we raise in this offering before the minimum amount is sold will be held by the Company, uncashed, until the minimum amount is raised. At such time as the minimum amount is raised, all funds will be refunded immediately, without interest, if the minimum amount is not sold by December 30, 2003.

         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Stock Transfer, Inc., the stock transfer company chosen by the company as soon as the minimum subscription amount is raised.


                                 USE OF PROCEEDS

         The total cost of the offering is estimated to be $16,769 if the minimum is sold, or $33,769 if the maximum is sold, consisting primarily of legal, accounting and blue sky fees. We will pay these costs out of the funds we raise in this offering.

         The following table shows how we plan to use the proceeds from selling common stock in this offering, reflecting the minimum and maximum subscription amounts:

                                                               $60,000          $500,000
                                                               minimum           maximum
----------------------------------------------------------------------------------------

Legal, accounting & printing expenses                            9,500            26,500
Other offering expenses                                          7,269             7,269
Net proceeds to company                                         43,231           466,231
                                                             ---------          --------
Total                                                         $ 60,000          $500,000

The following describes each of the expense categories:
o legal, accounting and printing expense is the estimated costs associated with this offering; o other offering expenses includes SEC registration fee, blue sky fees and miscellaneous expenses with regards to this offering.

         The following table shows how we plan to use the net proceeds to the company:

                                                               $60,000          $500,000
                                                               minimum          maximum
----------------------------------------------------------------------------------------



                                        7




Development of website                                         $10,000          $ 50,000
Office equipment                                                 4,000            46,000
Internet security                                                   -0-           27,000
Salaries for salespersons                                       19,000           293,000
Expenses in adding new products/services                         5,000            30,000
General corporate overhead                                       5,231            20,231
                                                               -------          --------
Proceeds to company                                            $43,231          $466,231



                             DESCRIPTION OF BUSINESS

         We were incorporated in Nevada June 12, 2000 under the name of Fresh Air.com, Inc. and subsequently changed our name to Heritage Management, Inc. Our founder, E. Lee Murdock is our sole director, officer and employee and holds 3,000,000 shares of common stock which we issued to him for $12,500, composed of $250 cash and $12,250 of his services.

We are an independent mortgage banking company that primarily originates and sells residential mortgage loans. We originate loans through retail operations. We offer a broad and competitive range of residential mortgage products that seek to meet the needs of all borrowers, both high and low credit-quality, through a variety of loan products. Our product line includes Fannie Mae-eligible loans, jumbo loans, adjustable rate mortgages, FHA-insured and VA-guaranteed loans, alternate "A" loans, non-prime loans, home equity and second mortgage loans. Our network of loan buyers allows us to identify a loan buyer who will purchase loans with specific features and to select a buyer who will accept the lowest yield for loans with those features. As a result, we are able to offer a wide range of products we believe are well priced and that have many different features to suit a customer's needs.

We place particular emphasis on marketing our loan products to home buyers but despite our emphasis on the home buyer market, we are able to benefit from expansions in refinancing activity. Currently, we concentrate our marketing, advertising and personnel resources on the home buyer mortgage market and are employing state-of-the-art technology to increase our operating efficiency and mortgage closure rate.

The proceeds from this offering will allow us to do the following:
* Place more emphasis on marketing to generate additional business while further streamlining our operations by purchasing software specific to the mortgage processing industry. The purchase of the software will allow us to handle the additional sales through increased efficiency, without much increased infrastructure.
* Allow us to develop a website that will be almost fully automated for home buyers or refinancing with a high credit rating. This website will allow us to process loans for high credit borrowers with a minimal increase in overhead, therefore allowing us to use our current infrastructure to process the loans for all other borrowers which take more time and from which we also make more revenue.
* In addition, we plan to grow our business to the point where we can originate and fund the loans by setting up a line of credit with a bank. By doing this, we would originate and package the loans in large blocks according to certain guidelines. Assuming we can do this, we would sell the loans we originate, typically within 45 days of origination. The loans would be sold to Fannie Mae, large national banks, thrifts and smaller banks, securities dealers, real estate investment trusts and other institutional loan buyers. This would allow us to make additional revenue on the loans we originate.

Principal Products or Services and Their Markets.

We offer a broad and competitive range of mortgage products that seek to meet the mortgage needs of all types of borrowers. Our product line includes Fannie Mae-eligible loans, jumbo loans, adjustable rate mortgages, FHA-insured and VA-guaranteed loans, alternate "A" loans, non-prime loans, home equity and second mortgage loans.

Conforming and Government-Insured Fixed Rate Loans. These mortgage loans conform to the underwriting standards established by Fannie Mae or Freddie Mac and may qualify for insurance from the FHA or a guarantee from the VA. We have been designated by the U.S. Department of Housing and Urban Development (HUD) as a direct endorser of loans insured by the FHA and as an automatic endorser of loans partially guaranteed by the VA, allowing us to offer so-called FHA or VA mortgages to qualified borrowers. FHA and VA mortgages must be underwritten within specific governmental guidelines, which include standards for borrowers' income, assets, credit worthiness, property value and property condition.

Adjustable Rate Mortgages (ARM). The ARM's defining feature is a variable interest rate that fluctuates over the life of the loan, usually 30 years.
Interest rate fluctuations are based on an index that is related to Treasury bill rates, regional or national average cost of funds of savings and loan associations, or another widely published rate, such as LIBOR. The period between the rate changes is called an adjustment period and may change every six months, one year, three years, five years or ten years. Some of our ARMs may include payment caps, which limit the interest rate increase for each adjustment period.

Jumbo Loans. Jumbo loans are considered non-conforming mortgage loans because they have a principal loan amount in excess of the loan limits set by Fannie Mae and Freddie Mac (currently $322,700 for single-family, one-unit mortgage loans in the continental United States). We offer jumbo loans with creative financing features, such as the pledging of security portfolios.

Alternate "A" Loans. From a credit risk standpoint, alternate "A" loan borrowers present a risk profile comparable to that of conforming loan borrowers, but entail special underwriting considerations, such as a higher loan to value ratio or limited income verification.

Home Equity and Second Mortgage Loans. These loans are generally secured by second liens on the related property. Home equity mortgage loans can take the form of a home equity line of credit, which generally bears an adjustable interest rate, while second mortgage loans are closed- end loans with fixed interest rates. Both types of loans are designed for borrowers with high credit-quality profiles. Many of the home equity and second mortgage loans we make are closed in conjunction with a first mortgage. By taking a first and second mortgage to purchase a home, a customer can avoid paying mortgage insurance and may be able to qualify for a conforming loan as opposed to a jumbo loan.

Non-Prime Mortgage Loans. The non-prime mortgage loan focuses on customers whose borrowing needs are not served by traditional financial institutions. Borrowers of non-prime mortgage loans may have impaired or limited credit profiles, high levels of debt service to income, or other factors that disqualify them for conforming loans. Offering this category of mortgage loans on a limited basis allows us to provide loan products to borrowers with a variety of differing credit profiles.

Loan Underwriting

Our primary goal in making a decision whether to extend a loan is whether that loan conforms to the expectations and underwriting standards of the institutions that buy that type of loan. Typically, these buyers focus on a potential borrower's credit history, often as summarized by credit scores, income and stability of income, liquid assets and net worth and the value and the condition of the property securing the loan. Whenever possible, we use "artificial intelligence" underwriting systems to determine whether a particular loan meets those standards and expectations. In those cases where "artificial intelligence" is not available, we rely on our staff of credit officers to make the determination.

Sale of Loans

Currently, we only act as a loan broker for approximately twenty lender relationships that we have. One of our objectives with the funds we raise in this offering, is to grow our business to the stage where we can warehouse loans we originate, package the loans, and then sell those packages in the secondary market.

Typically, we would sell or swap loans with limited recourse to us. This means that, with some exceptions, we would reduce our exposure to default risk at the time we sell the loan, except that we may be required to repurchase the loan if we breach the representations or warranties we make in connection with the sale of the loan, in the event of an early payment default, or if the loan does not comply with the underwriting standards or other requirements of the ultimate investor.

We sell loans to the institutions described above, many of whom compete directly with us for mortgage originations. Our sales are governed by agreements that do not generally have a limitation as to the value of loans we sell and establish an ongoing sale program under which these institutions stand ready to buy as long as the loans we offer for sale meet their underwriting standards.

COMPETITION:

Competition in the mortgage banking industry is based on many factors, including convenience in obtaining a loan, customer service, marketing and distribution channels,  amount and term of the loan and  interest  rates.  A large  number of mortgage companies transact business through retail offices and other traditional channels. Our competitors include other mortgage bankers and brokers, state and national commercial banks, savings and loan associations, credit unions, insurance companies and other finance companies. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do.

No single lender or group of lenders has, on a national level, achieved a dominant share of the market with respect to loan originations for first mortgages. We believe that our product offerings, competitive pricing, advanced technology and business strategies enable us to compete effectively with these entities.

Mortgage banking on the Internet is highly competitive. A large number of banks, non-bank mortgage lenders, and mortgage brokers offer mortgage loans. Many of these competing mortgage originators share a business strategy and capability similar to ours and many of them are larger than us, with substantially more capital, and greater marketing and technical resources than we have.

THE INDUSTRY:
The mortgage banking industry is the largest consumer debt-related sector in the United States. This industry involves primarily two businesses: origination and servicing. In 2000, the Mortgage Bankers Association of America (the "MBA") estimated that the mortgage loan origination volume in the United States was $1.0 trillion, compared to approximately $600 billion in 1995, a compounded annual growth rate of 13.3%.

According to an April 2003 Mortgage Bankers Association of America Mortgage Finance Forecast, total mortgage originations in 2001 for 1 to 4 family dwellings were $2.1 trillion with refinance mortgages representing 57% of this amount. In 2002, mortgage originations totaled $2.5 trillion with 59% represented by refinance mortgages. The MBA projects total mortgage originations for 2003 to be $2.6 trillion with 60% represented by refinance mortgages. Consequently, we believe the residential mortgage market remains robust.

Method of distribution of products and services.

Growth Objectives

We seek to grow our  business  through i) strategic  marketing;  ii) building an

Internet business by offering loan applications on the Internet; and iii) by growing to the point where we can warehouse, package and sell loans.

Organic Growth. We intend to continue our expansion by adding additional loan officer originators and by increasing loan origination volume with our existing loan officers. To enhance our existing business we will continue to refine our operating mix including our pricing, product offerings, promotional strategy, compensation plans, service levels and use of technology. We intend to increase the market share of our existing community loan offices by hiring additional loan originators and production personnel. We also intend to continue using new and innovative methods to market our mortgage products, including joint ventures with realtors and home builders and corporate affinity lending.

Internet. We believe the Internet will continue to grow as a medium where consumers will obtain mortgage loans. Depending on the funds raised in this offering, we intend to establish our Internet mortgage origination volume through a company Web site. We believe, with the advent of on-line and e-commerce technologies, loan originations can be made electronically, resulting in cost and time savings to consumers and the mortgage brokers who assist those customers. Although the on-line mortgage industry is still relatively new, it is expected to grow rapidly. According to Forrester Research the market for on-line mortgage originations is expected to grow from an estimated $18 billion in 1999 to over $91 billion in 2003, representing an increase in on-line mortgage originations from 1.4% of the existing market in 1999 to 10% of the projected market in 2003.

Operating Strategies

We focus on the following elements in operating our business:

Lending to Home buyers. We focus on making loans to home buyers, rather than to homeowners seeking to refinance their mortgages. We believe this makes our business less susceptible to interest rate increases because in a rising interest rate environment home purchase volume tends to be more stable than mortgage refinancing volume. Mortgage refinancing volume tends to decrease dramatically in response to rising interest rates. While the expansion of the refinancing market has been incrementally additive to our recent growth, it has not been, nor is it expected to be, a major component of either our ongoing business strategy or our expected continued growth.

Offering a Broad Product Line. We offer a broad product line that includes most types of mortgage products. Our product line enables us to leverage our marketing efforts by selling to more of the potential customers our marketing efforts reach. It also enables us to better serve the customers of the realtors, home builders and Web sites that refer business to us.

Using the Internet to Market our Products. Depending on the funds raised in this offering, we seek to provide consumers the ability to apply on-line through a Web site we will develop. Our Web site will enable customers to gain information about interest rates, file applications, lock-in interest rates, check the status of applications in process, access analytical tools, have desired rates tracked electronically, access home buyer services, obtain free school reports, obtain consumer credit reports and learn about the home buying process.

Underwriting Loans to the Standards of Loan Buyers who Purchase our Loans. Our underwriting process is designed to ensure that each loan we originate is in a standardized form and can be sold to a third-party buyer by conforming the loan to the underwriting and credit standards of that buyer. Whenever possible, we use "artificial intelligence" underwriting systems, including Fannie Mae's Desktop Underwriter(R) and Freddie Mac's Loan Prospector(R), to ensure consistency with our buyers' predetermined standards. These systems interface with our customized computer software. In addition, we have a series of internal and external quality control procedures in place to ensure compliance with our underwriting standards.

Cross Selling and One-Stop Shopping. We have begun researching offering title insurance, abstract services and home equity lines of credit to our mortgage customers. We believe we can enhance the revenues we earn through the cross-selling of these and other products and services, and thereby leverage our origination network without significant additional capital investments.

Maintaining a Sales-Oriented Culture. Our loan originators are primarily compensated through commissions in order to encourage responsiveness to our customers. In addition, we foster a consultative sales strategy that emphasizes proactive and frequent customer assistance. Our loan originators actively guide customers through the loan application process, keeping customers informed about rate changes and market conditions.

Status  of  product  or  services  based  on  public  information  requiring  an
--------------------------------------------------------------------------------
investment or material assets of the issuer:
--------------------------------------------
As we are a new company, we do not have any information that has been made public or that will require an investment or material asset of ours.

Dependence on One or a Few Major Customers:
-------------------------------------------
We are not dependent on any one or a few major customers.

Need for Governmental Approval of Principal Products or Services:
-----------------------------------------------------------------
Our business is subject to extensive and complex rules and regulations of, and examinations by, various federal, state and local government authorities and government sponsored enterprises, including without limitation HUD, the FHA, the VA, Fannie Mae, Freddie Mac and Ginnie Mae. These rules and regulations impose obligations and restrictions on our loan origination and credit activities, including without limitation the processing, underwriting, making, selling, securitizing and servicing of mortgage loans.

Our lending activities also are subject to various federal laws, including the Federal Truth-in-Lending Act and Regulation Z thereunder, the Homeownership and Equity Protection Act of 1994, the Federal Equal Credit Opportunity Act and

Regulation B thereunder, the Fair Credit Reporting Act of 1970, the Real Estate Settlement Procedures Act of 1974 and Regulation X thereunder, the Fair Housing Act, the Home Mortgage Disclosure Act and Regulation C thereunder and the Federal Debt Collection Practices Act, as well as other federal statutes and regulations affecting its activities. Our loan origination activities also are subject to the laws and regulations of each of the states in which we conduct our activities.

These laws, rules, regulations and guidelines limit mortgage loan amounts and the interest rates, finance charges and other fees we may assess, mandate extensive disclosure and notice to our customers, prohibit discrimination, impose qualification and licensing obligations on us, establish eligibility criteria for mortgage loans, provide for inspections and appraisals of properties, require credit reports on prospective borrowers, regulate payment features, and prohibit kickbacks and referral fees, among other things. These rules and requirements also impose certain reporting and net worth requirements on us. Failure to comply with these requirements can lead to, among other things, loss of approved status, termination of contractual rights without compensation, demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions.

We are subject to audits by the regulators in the states where we operate. To date, the audits have not found any material violations. In addition, our customized computer software assists us in complying with government regulations by automatically selecting the requisite loan disclosure documents, calculating permissible fees and charges and assuring that products offered to a particular borrower meet the requirements of that borrower's state. Our legal compliance is reviewed as part of our quality control process, which is performed by an independent contractor with expertise in these matters.

Although we believe that we have systems and procedures in place to ensure compliance with these requirements and believe that we are currently in compliance in all material respects with applicable federal, state and local laws, rules and regulations, there can be no assurance of full compliance with current laws, rules and regulations, that more restrictive laws, rules and regulations will not be adopted in the future, or that existing laws, rules and regulations or the mortgage loan documents with borrowers will not be interpreted in a different or more restrictive manner. The occurrence of any such event could make compliance substantially more difficult or expensive, restrict our ability to originate, purchase, sell or service mortgage loans, further limit or restrict the amount of interest and other fees and charges earned from mortgage loans that we originate, purchase or service, expose us to claims by borrowers and administrative enforcement actions, or otherwise materially and adversely affect our business, financial condition and results of operations.

Members of Congress, government officials and political candidates have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of our loans are made to borrowers for the purpose of purchasing a home, the competitive advantage of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by this type of governmental action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for the kind of mortgage loans we offer.

We also perform various mortgage-related operations on the Internet. The Internet, and the laws, rules and regulations related to it, are new and still evolving. As such, there exist many opportunities for our business operations on the Internet to be challenged or to become subject to legislation, any of which may materially and adversely affect our business, financial condition and results of operations.

Under the Gramm-Leach-Bliley Act (the "GLB Act"), federal banking regulators are required to adopt rules that will limit the ability of banks and other financial institutions to disclose non- public information about consumers to nonaffiliated third parties. These limitations will require disclosure of privacy policies to consumers and, in some circumstances, will allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. The rules are effective November 13, 2000, but compliance was optional until July 1, 2001 when it became mandatory. The privacy provisions of the GLB Act will affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors. Furthermore, Federal law does not preempt state financial privacy laws that are stricter than the federal provisions. We may be required to amend our privacy policies and consumer disclosures to comply with the GLB Act and its implementing regulations. Additionally, pending legislation at the state and federal levels may further restrict our information gathering and disclosure practices.

Additional information:
-----------------------
We have made no public announcements to date and have no additional or new products or services. In addition, we don't intend to spend funds in the field of research and development; no money has been spent or is contemplated to be spent on customer sponsored research activities relating to the development of new products, services or techniques; and we don't anticipate spending funds on improvement of existing products, services or techniques.


                               PLAN OF OPERATIONS

Following is our plan of operations based upon the amount of capital we raise in this offering.

The following table sets forth how we anticipate using the net proceeds from our offering:

Amount Raised                                        $50,000        $500,000
                                                     Minimum         Maximum
--------------------------------------------------------------------------------
Development of website                               $10,000          50,000
Office equipment                                       4,000          46,000
Internet security                                        -0-          27,000

Salaries for salespersons                             19,000         293,000
Expenses in adding new products/services               5,000          30,000
General corporate overhead                             5,231          20,231
--------------------------------------------------------------------------------
Proceeds to company                                  $43,231        $466,231

Following is a discussion of each anticipated/proposed expense identified above:
o If the minimum amount is raised, we will dedicate 20% of the proceeds to develop our website. Again, if the maximum be raised, we will dedicate 10% of the proceeds for this purpose. The reason for the greater percentage investment if a lower amount is raised is due to our belief that we can substantially increase our revenue with little ongoing costs once our website is operational. Our website will allow good credit individuals to apply and be approved online which will significantly t and as such requires full operational functionality immediately for us to be competitive. Consequently, as time unfolds, we will invest less in our website both monetarily and as a percentage of revenues as the major investment would already have been made.
o Office equipment, although needful, will be scrutinized based on functional need and business application. Obviously, the more money we have the more flexibility we will have in purchasing office equipment.
o   Salaries will be paid to hire salespersons.
o Internet security is needful and demanded by consumers. Such security relates to confidentiality with respect to credit information, securing credit card transactions, and maintaining absolute privacy in the mortgage application process.
o Typically, in the world of e-commerce, advertising on the "web" and in trade publications is the medium by which we can raise awareness of our company and our website. Consequently, advertising on the Internet and in trade publications is extremely critical to our success and future growth. As a result, we plan to dedicate significant resources to accomplish brand awareness.
o New products and services will expand proportionate to our free cash flow. Obviously, the more we raise in the initial offering the more investment we can make in product offerings.
o General corporate overhead relates to rent and lease expense, utilities, and basic facility needs.

Generating Sufficient Revenue:

The Company plans to generate sufficient revenue by leveraging its existing customer base, expanding and developing its product line, and increasing market penetration.

Financing Needs:

As noted above, the Company's initial financing needs can and will be met even if the minimum offering amount is raised. Since we are an operating company with a positive cash flow, the variable factor as to how fast the Company believes it can grow is dependent on the initial amount of capital raised and the success of our growth plans. We believe that future funding requirements will thus be met through Company generated cash flow.

o On-going cash requirements will consist of compensation for salespersons, utilities, and normal corporate overhead requirements
o Compensation for salespersons, the largest of the costs, is variable and can be "turned on" or "turned off" as needed.
o As there are no carrying costs due to the fact no inventory is carried in stock, the Company essentially operates on a "margin" basis. Consequently, as no product will ever be sold at a loss (all prices are over the negotiated from vendor cost), every sale contributes to on-going cash flow.

As presented, the net proceeds total $43,231 if the minimum offering amount is raised. If the minimum offering amount is raised, we believe it can institute its growth objectives. If the maximum is raised, with net proceeds of $466,231, we believe that this would give us the ability, not only to institute these growth objectives, but to institute them simultaneously to effect the greatest income growth.


                             DESCRIPTION OF PROPERTY

         Our corporate facilities are located at 1529 E. Interstate 30, Suite 104, Garland, Texas 75243 on a month to month sublease for $400 per month.



             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         The directors and officers of the company, their ages and principal positions are as follows:


         Name                    Age        Position
--------------------------------------------------------------------------------
         E. Lee Murdock          53         President; Secretary and Director

Background of Directors and Executive Officers:

E. LEE MURDOCK. Mr. Murdock, a 53 year old native Texan, formed the company and at this time is its only officer and director. He served in the U.S. Army from 1969 to 1971 and from 1971 to 1974 he attended the Devry Institute of Technology, where he earned a Bachelors Degree in Electronics Engineering Technology. From 1975 to 1988, he worked in computer and service positions until 1988 when he co-founded Golden Eagle Filtration Systems which was he sold in 1995. From 1997 to the present time, he has been the General Manager of a commercial and residential environmental service company, as well as starting and developing Heritage Management, Inc.

         Initially, Mr. Murdock will split his time between the activities of the company and his activities as general manager of the environmental service company. In addition, the company's activities need very little time since most steps in the business of the company are handled by commissioned people or are automated. Mr. Murdock will devote more and more time to the activities of the company as time goes on since he can delegate many of his responsibilities at the environmental service company. Mr. Murdock is prepared to devote himself full time to the success of the company.


                     REMUNERATION OF DIRECTORS AND OFFICERS

         Our sole officer and director has received no compensation other than the 2,940,000 shares of common stock he received for services on June 12, 2000 and has no employment contract with the company.

     Name of Person         Capacity in which he served           Aggregate
Receiving compensation         to receive remuneration          remuneration
--------------------------------------------------------------------------------
     E. Lee Murdock         President, Secretary                2,940,000 shares
                                 and Treasurer                  of common stock

         Mr. Murdock received the common stock upon formation of the company and it is impracticable to determine the cash value. Since the common stock was issued upon forming of our company for services performed which we cannot estimate the value since that work continues through the filing and effectiveness of this registration statement, with no other compensation to be granted for the work done on this filing.

         As of the date of this offering, we have no plans to pay any remuneration to anyone in or associated with our company. When we have funds and/or revenue, our board of directors will determine any remuneration at that time.


            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         In June 2000, the president of the company received 3,000,000 shares of common stock which we issued to him for $12,500, composed of $250 cash and $12,250 of his services.

         In December 2000, we entered into an agreement with a company to develop and link a website for which we issued the company a total of 50,000 shares valued at $0.125 per share for a total of $12,500.

         In June 2001, we issued 300,000 shares in exchange for the $25,000 capitalization of our wholly owned subsidiary, Heritage Funding Corporation, valued at $0.08333 per share.

         As of the date of this filing, there are no agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following:
o        a director or officer of the issuer;
o        any principal security holder;
o        any promoter of the issuer;
o any relative or spouse, or relative of such spouse, of the above referenced persons.



                             PRINCIPAL SHAREHOLDERS

         The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially, directly or indirectly, more than 10% of the outstanding common stock, and all officers and directors of the company:
                          Name and Address          Amount owned
     Title                     of Owner             before offering     Percent
--------------------------------------------------------------------------------

President, Secretary      E. Lee Murdock              3,000,000          89.55%
    And Director          750 I-30 East, Suite 170
                          Rockwall, Texas 75087
                                                     ----------          ------

Total                                                 3,000,000          89.55%

After offering:    Minimum                            3,000,000          83.56%
--------------
                   Maximum                            3,000,000          56.07%


                            SECURITIES BEING OFFERED

         We are offering for sale common stock in our company at a price of $0.25 per share. We are offering a minimum of 240,000 shares and a maximum of 2,000,000 shares. The authorized capital in our company consists of 25,000,000 shares of common stock, $0.001 par value per share. As of June 30, 2003, we had 3,350,000 shares of common stock issued and outstanding.

         Every investor who purchases our common stock is entitled to one vote at meetings of our shareholders and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of common stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the company.

         The existing stockholders have no preemptive rights to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors.

       RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

         The experts named in this registration statement were not hired on a contingent basis and have no direct or indirect interest in our company. Our attorney may purchase shares in this offering. Our certified public accountant may not purchase shares in this offering.

                                LEGAL PROCEEDINGS

         We are not involved in any legal proceedings at this time.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         We have retained the same accountant, Malone & Bailey, PLLC as our independent certified public accountant. We have had no disagreements with them on accounting and disclosure issues.


              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Texas law, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         We have no underwriting agreement and therefore no provision for indemnification of officers and directors is made in an underwriting by a broker dealer.


                                  LEGAL MATTERS

         Our attorney has passed upon the legality of the common stock issued before this offering and passed upon the common stock offered for sale in this offering. Our attorney is Lamberth & Stewart, PLLC, 2840 Lincoln Plaza, 500 N. Akard Street, Dallas, Texas 75201.

                                     EXPERTS

         The financial statements as of December 31, 2002, and for the twelve months ended December 31, 2002 of the company included in this prospectus have been audited by Malone & Bailey, PLLC, independent certified public accountant, as set forth in his report. The financial statements have been included in reliance upon the authority of him as an expert in accounting and auditing.

         The financial statements as of June 30, 2003, and for the three and six months months ended June 30, 2003 of the company included in this prospectus have been reviewed in accordance with FAS 100 by Malone & Bailey, PLLC, independent certified public accountant, as set forth in his report. The financial statements have been included in reliance upon the authority of him as an expert in accounting and auditing.

                             SUMMARY FINANCIAL DATA

         The following table sets forth certain of our summary financial information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.

                                            Audited                   Unaudited
       Balance Sheet:                   December 31, 2002          June 30, 2003
       --------------------          --------------------          -------------
       Working Capital                        $38,672                  $11,625
       Total Assets                           $54,248                  $80,744
       Total Liabilities                      $14,316                  $29,476
       Stockholders' Equity                   $39,932                  $51,268

                                       Twelve months                Six months
       Statement of Operations:      Ended Dec 31, 2002            June 30, 2003
       ------------------------      ------------------            -------------
       Revenue                                $220,163                 $110,452
       Operating Expense                      $217,468                 $ 99,115
       Net Income (Loss)                      $  2,695                 $ 11,337


                                 DIVIDEND POLICY

         To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.

                                 CAPITALIZATION

         The following table sets forth our capitalization as of June 30, 2003. Our capitalization is presented on:
o        an actual basis;
o a pro forma basis to give effect to net proceeds from the sale of the minimum number of shares (240,000) we plan to sell in this offering; and
o a pro forma basis to give effect to the net proceeds from the sale of the maximum number of shares (2,000,000) we plan to sell in this offering.
                                                         After          After
                                         Actual         Minimum        Maximum
                                     Jun 30, 2003       Offering       Offering
                                     ------------      ----------     ----------

Stockholders' equity
Common Stock, $0.001 par value;
25,000,000 shares authorized;               3,350           3,590          5,390
Additional Paid In Capital                 46,650          89,641        510,881
Retained deficit                            1,268           1,268          1,268
Total Stockholders' Equity                 51,268          94,499        517,499

Total Capitalization                       51,268          94,499        517,499

Number of shares outstanding            3,350,000       3,590,000      5,390,000

         The company has only one class of stock outstanding. The common stock sold in this offering will be fully paid and non assessable, having voting rights of one vote per share, have no preemptive or conversion rights, and liquidation rights as is common to a sole class of common stock. The company has no sinking fund or redemption provisions on any of the currently outstanding stock and will have none on the stock sold in this offering.

                                 TRANSFER AGENT

         We will serve as our own transfer agent and registrar for the common stock until such time as this registration is effective and we sell the minimum offering, then we intend to retain Signature Stock Transfer, Inc., 14675 Midway Road, Suite 221, Dallas, Texas 75244.

         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation'; must not he relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

           TABLE OF CONTENTS
Prospectus Summary                                                           2
Corporate Information                                                        2
Risk Factors                                                                 3
Forward Looking Statements                                                   5
Dilution                                                                     5
Plan of Distribution                                                         7
Use of Proceeds                                                              7
Description of Business                                                      8
Plan of Operations                                                           15
Description of Property                                                      17
Director's, Executive Officers and Significant Employees                     17
Remuneration of Officers and Directors                                       18
Interest of Management and Others in Certain Transactions                    18
Principal Shareholders                                                       19
Securities Being Offered                                                     19
Relationship with Issuer of Experts Named in Registration Statement          20
Legal Proceedings                                                            20
Changes In and Disagreements with Accountants on Accounting
         and Financial Disclosure                                            20
Disclosure of Commission Position of Indemnification for
         Securities Act Liabilities                                          20
Legal Matters                                                                20
Experts                                                                      21
Summary Financial Data                                                       21
Dividend Policy                                                              21
Capitalization                                                               22
Transfer Agent                                                               22
Financial Statements                                                         F-1

Until the (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
  Heritage Management, Inc.
  Rockwall, Texas

We  have  audited  the  accompanying  consolidated  balance  sheet  of  Heritage
Management, Inc. as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Heritage Management, Inc. as of December 31, 2002, and the results of its operations and its cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/  Malone & Bailey, PLLC
--------------------------
     Malone & Bailey, PLLC
     Houston, Texas
     www.malone-bailey.com

June 30, 2003



                            HERITAGE MANAGEMENT, INC.
                           CONSOLIDATED BALANCE SHEET
                                December 31, 2002

                                     ASSETS

Current assets:
  Note receivable                                                           $        11,121
  Advances                                                                           27,551
                                                                            ---------------
    Total current assets                                                             38,672

  Property and equipment, net                                                         1,576

Mortgage receivable                                                                  14,000
                                                                            ---------------
                                                                            $        54,248
                                                                            ===============
                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses                                     $        14,316
                                                                            ---------------
    Total current liabilities                                                        14,316

Commitments

STOCKHOLDERS' EQUITY:
  Common stock, $.001 par value, 25,000,000 shares authorized,
    3,350,000 shares issued and outstanding                                           3,350
Additional paid in capital                                                           46,650
Accumulated deficit                                                                 (10,068)
                                                                            ---------------
  Total Stockholders' Equity                                                         39,932
                                                                            ---------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                  $        54,248
                                                                            ===============







                 See accompanying summary of accounting policies
                       and notes to financial statements.



                            HERITAGE MANAGEMENT, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     Years ended December 31, 2002 and 2001

                                                                  2002                   2001
                                                           -------------------    -------------------

Revenue                                                    $          219,163     $            6,884

Operating expenses:
  Consulting                                                           39,000                      -
  Commissions                                                         142,689                      -
  Processing expense                                                   22,750                      -
  Office and equipment rent                                                 -                      -
  Other general and administrative                                     12,634                  7,614
                                                           ------------------     ------------------
                                                                      217,073                  7,614
                                                           ------------------     ------------------

Income (loss) from operations                                           2,090                   (730)

Other income
  Interest income                                                       1,000                    238
  Other Expense                                                           395                    411
  Gain on sale of asset                                                     -                  1,319
                                                           ------------------     ------------------
                                                                        1,395                  1,968
                                                           ------------------     ------------------

Net income                                                 $            2,695     $              416
                                                           ==================     ==================

Net income per share:
  Basic and diluted                                        $            0.00      $             0.00
                                                           ==================     ==================

Weighted average shares outstanding:
  Basic and diluted                                                 3,350,000              3,350,000
                                                           ==================     ==================




                See accompanying summary of accounting policies
                       and notes to financial statements.



                            HERITAGE MANAGEMENT, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                          Years ended December 31, 2002

                                                                           Additional
                                                 Common stock               paid in        Accumulated
                                                                            capital          deficit            Total
                                         ------------------------------  --------------  ----------------  ---------------
                                            Shares            Amount
                                         ------------      ------------  --------------  ----------------  ---------------

Balance,
  December 31, 2000                         3,050,000      $     3,050   $       21,950  $       (13,179)  $       11,821


Common stock issued from the
  sale of common stock                        132,000              132           10,868                -           11,000


Common stock issued for a
  mortgage note receivable                    168,000              168           13,832                -           14,000


Net income                                          -                -                -              416              416
                                         ------------      ------------  --------------  ----------------  ---------------
Balance,
  December 31, 2001                         3,350,000            3,350           46,650          (12,763)          37,237


Net income                                          -                -                -            2,695            2,695
                                         ------------      ------------  --------------  ----------------  ---------------

Balance,
  December 31, 2002                         3,350,000      $      3,350  $       46,650  $       (10,068)  $       39,932
                                         ============      ============  ==============  ================  ===============








                See accompanying summary of accounting policies
                       and notes to financial statements.


                            HERITAGE MANAGEMENT, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years ended December 31, 2002 and 2001

                                                                    2002                  2001
                                                              ------------------    ----------------

Cash flows from operating activities:
  Net income                                                  $           2,695     $           416
  Adjustments to reconcile net loss to cash
  used in operating activities:
    Depreciation                                                          1,146               1,958
    Gain on sale of assets                                                    -               1,319
Changes in assets and liabilities:
  Note receivable                                                        (1,000)            (10,000)
  Advances                                                              (16,401)            (11,150)
  Accounts payable and accrued expenses                                  13,165                 780
  Federal income tax payable                                                395                 411
                                                              -----------------     ---------------

Net cash used in operating activities                                      (356)            (15,934)
                                                              -----------------     ---------------

Cash flows from investing activities:
  Capital expenditures                                                        -              (2,858)
  Proceeds from sale of asset                                                 -               8,680
                                                              -----------------     ---------------

Net cash provided by investing activities                                     -               5,822
                                                              -----------------     ---------------

Cash flows from financing activities:
  Proceeds from sale of common stock, net                                     -              11,000
                                                              -----------------     ---------------

Net cash provided by financing activities                                     -              11,000
                                                              -----------------     ---------------

Net increase (decrease) in cash                                            -0-                 -0-
Cash, beginning of period                                                  -0-                  -
                                                              -----------------     ---------------
Cash, end of period                                           $               -     $           356
                                                              =================     ===============

Supplemental information:
  Income taxes paid                                           $               -     $             -
  Interest paid                                               $               -     $             -

Non-cash Transactions:
  Common stock for mortgage note receivable                   $               -     $        14,000





                See accompanying summary of accounting policies
                       and notes to financial statements.

                            HERITAGE MANAGEMENT, INC.
                   NOTES TO CONSOLIDTAED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Nature of business. On June 12, 2000 Heritage Management, Inc. ("Heritage") was incorporated under the laws of the State of Nevada, is engaged in assisting residential borrowers in obtaining mortgage loans.

Principles of Consolidation

The December 31, 2002 consolidated financial statements include the accounts of Heritage's wholly owned subsidiary. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and all highly liquid financial instruments with purchased maturities of three months or less.

Revenue Recognition

Heritage  recognizes revenue when persuasive  evidence of an arrangement exists,
delivery  has  occurred,   the  sales  price  is  fixed  or   determinable   and
collectibility is probable.

Revenue earned from services, which primarily include the closing of a mortgage loans are recognized as the loans are closed.

Income Taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Advertising Costs

Advertising costs are charged to operations when incurred. Advertising expenses for 2002 and 2001 were $8,220 and $0, respectively.

Basic Loss Per Share

Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

Recent Accounting Pronouncements

Heritage   does  not  expect  the   adoption  of  recently   issued   accounting
pronouncements to have a significant impact on the Online's results of operations, financial position or cash flow.


NOTE 2 - NOTE RECEIVABLE

Heritage has a $10,000 unsecured note receivable with an Internet company, due November 16, 2003 and bearing interest rate of 10%.


NOTE 3 - ADVANCES

Heritage has advances due from a mortgage broker that are due upon request.


NOTE 4 - MORTGAGE NOTE RECEIVABLE

Heritage has a $14,000 mortgage note receivable with an individual, secured by a second lien on real estate, due June 1, 2031, bearing interest at a rate of 10%.


NOTE 5 - INCOME TAXES

Heritage has not yet realized income as of the date of this report, no provision for income taxes has been made. At December 31, 2002 a deferred tax asset has not been recorded due to Heritage's limited history to provide income to use the net operating loss carryover of $9,000 that expires in years 2020 through 2022.


NOTE 6 - STOCKHOLDERS' EQUITY

Common Stock:

Heritage is authorized to issue 25,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. Heritage has not paid a dividend to its shareholders.

Heritage issued 3,000,000 shares of common stock to its founder for $250 in cash and $12,250 in services.

In June 2001, Heritage issued 300,000 shares of common stock for a mortgage note receivable of $14,000 and cash of $11,000.

In December 2000, Heritage issued 50,000 shares of common stock for a web site for $12,500 or $0.25 per share.


NOTE 7 - COMMITMENTS

Heritage leases its office under a month to month agreement. The lease provides for monthly payments of rent of $150.

Rent expense was $1,800 for the years ending December 31, 2002 and 2001, respectively.




                            HERITAGE MANAGEMENT, INC.
                           CONSOLIDATED BALANCE SHEET
                                  June 30, 2003
                                   (Unaudited)

                                     ASSETS

Current assets:
  Note receivable                                                        $        11,625
  Advances                                                                        24,532
                                                                         ---------------
    Total current assets                                                          36,157

Property and equipment, net                                                       30,587

Mortgage receivable                                                               14,000

                                                                         $        80,744
                                                                         ===============
                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                       $         4,209
  Accrued expenses                                                                 9,311
  Current maturities of note payable                                               3,092
                                                                         ---------------
    Total current liabilities                                                     16,612
                                                                         ---------------

Note payable                                                                      12,864

Commitments

STOCKHOLDERS' EQUITY:
  Common stock, $.001 par value, 25,000,000 shares authorized,
    3,350,000 shares issued and outstanding                                        3,350
Additional paid in capital                                                        46,650
Retained earnings                                                                  1,268
                                                                         ---------------
  Total Stockholders' Equity                                                      51,268
                                                                         ---------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                               $        80,744
                                                                         ===============




                            HERITAGE MANAGEMENT, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    Three and Six Months Ended June 30, 2003
                                   (Unaudited)

                                                        Three Months Ended                        Six Months Ended
                                                             June 30,                                 June 30,
                                                ------------------------------------    --------------------------------------
                                                     2003                2002                 2003                 2002
                                                ----------------    ----------------    -----------------    -----------------

Revenue                                         $        58,610     $        87,137     $       109,948      $       105,773

Operating expenses:
  Consulting                                                  -                   -               3,250                    -
  Commissions                                            59,204              62,702              71,469               62,702
  Other general and administrative                       17,927               2,834              21,665                5,211
                                                ---------------     ---------------     ---------------      ---------------
                                                         77,131              65,536              96,384               67,913
                                                ---------------     ---------------     ---------------      ---------------

Income (loss) from operations                           (18,521)             21,601              13,564               37,860

Other income
  Interest income                                           254                 249                 504                  496
  Interest expense                                         (179)                  -                (179)                   -
                                                ---------------     ---------------     ---------------      ---------------
                                                             75                 249                 325                  496
                                                ---------------     ---------------     ---------------      ---------------

Net income (loss) before provision
  for income tax                                        (18,446)             21,850              13,889               38,356

Provision (benefit) for income tax                       (2,968)                  -               2,553                    -
                                                ---------------     ---------------     ---------------      ---------------

Net income (loss)                               $       (15,478)    $        21,850     $        11,336      $        38,356
                                                ===============     ===============     ===============      ===============

Net income per share:
  Basic and diluted                             $          0.00     $          0.01     $         0.00       $          0.01
                                                ===============     ===============     ===============      ===============

Weighted average shares outstanding:
  Basic and diluted                                   3,350,000           3,350,000           3,350,000            3,350,000
                                                ===============     ===============     ===============      ===============




                            HERITAGE MANAGEMENT, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         Six Months Ended June 30, 2003
                                   (Unaudited)

                                                                2003                  2002
                                                          ------------------    -----------------

Cash flows from operating activities:
  Net income                                              $          11,336     $        38,356
  Adjustments to reconcile net loss to cash
  used in operating activities:
    Depreciation                                                      1,864                 560
Changes in assets and liabilities:
  Note receivable                                                      (504)               (496)
  Advances                                                            3,019             (29,260)
  Accounts payable and accrued expenses                                (796)                874
                                                          -----------------     ---------------

Net cash provided by operating activities                            14,919              10,034
                                                          -----------------     ---------------

Cash flows from investing activities:
  Capital expenditures                                              (30,875)                  -
                                                          -----------------     ---------------

Cash flows from financing activities:
  Payments on note payable                                             (503)                  -
  Proceeds from note payable                                         16,459                   -
                                                          -----------------     ---------------

Net cash provided by financing activities                            15,956                   -
                                                          -----------------     ---------------

Net increase in cash                                                      -              10,034
Cash, beginning of period                                                 -                   -
                                                          -----------------     ---------------
Cash, end of period                                       $               -     $        10,034
                                                          =================     ===============

Supplemental information:
  Income taxes paid                                       $             475     $             -
  Interest paid                                           $               -     $             -


                            HERITAGE MANAGEMENT, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Presentation

The balance sheet of the Company as of June 30, 2003, the related statements of operations for the three and six months ended June 30, 2003 and 2002 and the statements of cash flows for the six months ended June 30, 2003 and 2002 included in the financial statements have been prepared by the Company without audit. In the opinion of management, the accompanying condensed financial statements include all adjustments (consisting of normal, recurring adjustments) necessary to summarize fairly the Company's financial position and results of operations. The results of operations for the three and six months ended June 30, 2003 are not necessarily indicative of the results of operations for the full year or any other interim period. The information included herein should be read in conjunction with Management's Discussion and Analysis and Financial Statements and notes thereto included in the Company's December 31, 2002 Form SB-1.


Note 2: Note Payable

Heritage has a note payable to a financial institution secured by a truck, bearing interest at 4.34%, due in monthly payments of $310 maturing March 2008.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.          Indemnification of Directors and Officers

         Our Articles of Incorporation and our Bylaws limit the liability of directors to the maximum extent permitted by Texas law. We carry no director or executive liability insurance.

Item 2.          Other Expenses of Issuance and Distribution

         All expenses, including all allocated general administrative and overhead expenses, related to the offering or the organization of the Company will be borne by the Company.

         The following table sets forth a reasonable itemized statement of all anticipated out-of-pocket and overhead expenses (subject to future contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.

                                                      Minimum           Maximum
                                                      -------------------------
        SEC Registration Fee                          $    269         $    269
        Printing and Engraving Expenses                  2,000           19,000
        Legal Fees and Expenses                          5,000            5,000
        Edgar Fees                                       1,800            1,800
        Accounting Fees and Expenses                     2,500            2,500
        Blue Sky Fees and Expenses                       5,000            5,000
        Miscellaneous                                      200              200
                                                      --------         --------
                  TOTAL                               $ 16,769         $ 33,769

Item 3.        Undertakings
         The Registrant hereby undertakes to:

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:
                (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and
                (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement.
         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


                                      11.1

Item 4.          Unregistered Securities Issued or Sold Within One Year

        The Company sold on June 12, 2000 to its founder 3,000,000 shares of common stock which was issued to him for $12,500, composed of $250 cash and $12,250 of his services. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction during July 1999, the founder, sole officer and director purchased stock for a combination of $250 cash and $12,250 of services.

        The Company issued 50,000 shares on December 10, 2000 to an unrelated company in consideration for building and developing a website for the company. This stock was valued at $12,500 or $0.50 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on December 10, 2000, the company developed the web site in exchange for 50,000 shares of common stock valued at $0.50 per share or a total of $12,500. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

        The Company issued 300,000 shares on June 7, 2001 to an unrelated individual in consideration for funding our new subsidiary, Heritage Funding Corporation, with $25,000. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on June 7, 2001, the individual funded our subsidiary with $25,000 in exchange for 300,000 shares of common stock. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.







                                      11.2

Item 5.       Exhibits

         The following Exhibits are filed as part of the Registration Statement:

Exhibit No.                   Identification of Exhibit
   3.1    -      Articles of Incorporation
   3.2    -      Amended Articles of Incorporation
   3.3    -      By Laws
   4.2    -      Specimen Stock Certificate
  10.6    -      Form of Subscription Agreement
  23.1    -      Opinion of Lamberth & Stewart, PLLC, Attorneys at Law
  23.2    -      Consent of Malone & Bailey, PLLC
  23.3    -      Consent of Lamberth & Stewart, PLLC, Attorneys at Law

















                                      11.3

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorizes this Registration Statement to be signed on its behalf by the undersigned, being duly authorized, in the City of Garland, State of Texas, on the date indicated below.

                                            Heritage Management, Inc.


                                            By: /s/ E. Lee Murdock
                                                -----------------------------
                                                    E. Lee Murdock, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Signature                   Title                         Date
------------------------    ----------------------        -------------

/s/  E. Lee Murdock         President, Secretary,         July 10, 2003
------------------------    Treasurer; Director
     E. Lee Murdock




















                                      11.4